Exhibit 12.1
Ratio of Earnings to Fixed Charges
(in millions)

	Year Ended December 31,
	2012	2013	2014	2015	2016
Earnings available for fixed charges:
Income (loss) before income taxes	$544	$506	$(111)	$1,568	$3,892
Fixed charges, excluding capitalized interest	133	197	283	547	598
Total earnings available for fixed charges	$677	$703	$172	$2,115	$4,490

Fixed charges:
Interest and debt expense (1)	$93	$143	$215	$484	$510
Assumed interest element included in rent expense	41	57	74	88	114
Total fixed charges	$134	$200	$289	$572	$624

Ratio of earnings to fixed charges (2)	5.07	3.52	—	3.70	7.19
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(1)	Includes amortization of debt-related expenses plus interest capitalized during the period.

(2)	In 2014, our earnings were insufficient to cover fixed charges by $117 million.